UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,919 shares (See Item 5)
	8	SHARED VOTING POWER 2,124,842 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 56,919 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,124,842 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,761 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 2,124,842 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,124,842 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,842 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 2,124,842 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,124,842 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,842 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Partnership

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 2,124,842 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,124,842 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,842 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

This Amendment No. 14 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on April 16, 2013, (x) Amendment No. 10 thereto, filed with the SEC on October 17, 2013, (xi) Amendment No. 11 thereto, filed with the SEC on June 3, 2014, (xii) Amendment No. 12 thereto, filed with the SEC on October 26, 2015, and (xiii) Amendment No. 13 thereto, filed with the SEC on January 5, 2017 (collectively, this “Schedule 13D”) by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On January 31, 2017, Catasys issued to Shamus, LLC (“Shamus”) warrants to purchase up to an aggregate of 88,235 shares of Common Stock at $0.85 per share (the “January 2017 Warrants”). The January 2017 Warrants were issued in connection with a debt financing from Shamus to Catasys pursuant to an 8% Series B convertible debenture dated as of December 29, 2016 (the “December 29, 2016 Convertible Debenture”). A copy of the form of the January 2017 Warrants is included as exhibit X hereto. A copy of the form of the December 29, 2016 Convertible Debenture is included as exhibit 4.1 to the Form 8-K filed with the SEC on December 30, 2016. The foregoing description of the January 2017 Warrants and the December 29, 2016 Convertible Debenture is qualified by reference to the actual text of the forms of such documents, which is hereby incorporated by reference in response to this Item 3.

On March 15, 2017, Shamus converted $1,019,726 in principal amount of an 8% senior convertible debenture, dated as of December 15, 2016, into 927,024 shares of Common Stock (the “March 15, 2017 Shares”) at $1.10 per share (the “March 15, 2017 Conversion”).

On March 31, 2017, Shamus converted $306,049.32 in principal amount of the December 29, 2016 Convertible Debenture into 360,058 shares of Common Stock (the “March 31, 2017 Shares”) at $0.85 per share (together with the March 15, 2017 Conversion, the “March 2017 Conversions”).

Following a 1:6 reverse stock split of Common Stock, on April 28, 2017, Catasys issued to Shamus an additional 61,690 shares of Common Stock (the “April 2017 Shares”) as a result of the conversion price of the March 2017 Conversions being adjusted to $0.80 per share.

On December 19, 2017, Catasys granted to Mr. Smith options to purchase 52,836 shares of Common Stock at $7.50 per share (the “December 2017 Options”). The December 2017 Options were granted to Mr. Smith for his service on the board of directors of Catasys. 17,612 of the December 2017 Options vested upon issuance. The remaining 35,224 shares will vest on a quarterly basis through December 31, 2019.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

Shamus acquired the January 2017 Warrants, the March 15, 2017 Shares, the March 31, 2017 Shares, and the April 2017 Shares for investment purposes. Mr. Smith received the December 2017 Options in connection with his service on the board of directors of Catasys and is holding them for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Shamus beneficially owns, in the aggregate, 2,124,842 shares of Common Stock (the “Shamus Shares”), representing approximately 13.2% of the outstanding Common Stock.(1) The Shamus Shares are comprised of (i) 14,706 shares of Common Stock issuable upon exercise of the January 2017 Warrants, (ii) 157,755 shares of Common Stock issuable upon exercise of warrants previously acquired by Shamus, (iii) the March 15, 2017 Shares, (iv) the March 31, 2017 Shares, (v) the April 2017 Shares, and (vi) 1,676,177 shares of Common Stock previously acquired by Shamus.

As the sole member of Shamus, The Coast Fund L.P. (the “Coast Fund”) may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd. (“Coast Offshore Management”) may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. In addition, Mr. Smith directly owns (i) 1,570 shares of Common Stock, (ii) 22,015 shares of Common Stock issuable upon the exercise of the December 2017 Options that are either currently exercisable or will become exercisable within 60 calendar days, and (iii) 33,334 shares of Common Stock issuable upon the exercise of options previously granted to Mr. Smith for his service on the Board of Directors of Catasys that are either currently exercisable or will become exercisable within 60 calendar days. As a result, Mr. Smith may be deemed to beneficially own, in the aggregate, 2,181,761 shares of Common Stock, representing approximately 13.5% of the outstanding Common Stock.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

(1)	All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 15,889,171 shares of Common Stock issued and outstanding as of November 13, 2017, after giving effect to all issuances of Common Stock by Catasys through November 13, 2017, as set forth in the Quarterly Report on Form 10-Q filed by Catasys with the SEC on November 14, 2017, (ii) an estimated 172,461 shares of Common Stock issuable upon exercise of all warrants held by Shamus, and (iii) an estimated 55,349 shares of Common Stock issuable upon the exercise of options granted to Mr. Smith for his service on the Board of Directors of Catasys that are exercisable or will become exercisable within 60 calendar days.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

X	Form of Common Stock Purchase Warrant used for the January 2017 Warrants.

Y	Form of 8% Series B Convertible Debenture used for the December 29, 2016 Convertible Debenture (incorporated by reference to exhibit 4.1 of the Form 8-K filed with the SEC on December 30, 2016).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

X	Form of Common Stock Purchase Warrant used for the January 2017 Warrants.